Exhibit 1.1

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

CORPORATE BYLAWS

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these Bylaws and denominated BANCO ITAÚ HOLDING FINANCEIRA S.A., incorporated for an indeterminate period and with head-office and address for legal purposes in the city of São Paulo, State of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 - CAPITAL AND SHARES – The capital stock is R$ 8.300.000.000,00 (eight billion, three hundred million Reais), represented by 1,132,941,290 (one billion, one hundred and thirty-two million, nine hundred and forty-one thousand, two hundred and ninety) book entry shares with no par value, of which 605.963,420 (six hundred and five million, nine hundred and sixty-three thousand, four hundred and twenty) ordinary and 526.977.870 (five hundred and twenty-six million, nine hundred and seventy-seven thousand, eight hundred and seventy) preferred shares with no voting rights but with the following advantages: I – priority in receiving a minimum non-cumulative annual dividend of R$ 0.055 per share, to be restated in the event of a stock split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share  enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

3.1.

Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 2,000,000,000 (two billion) shares being 1,000,000,000 (one billion) common shares and 1,000,000,000 (one billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).

3.2.

Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as companies it controls.

3.3.

Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article,  all the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A.,  in the name of their holders,  without the issue of share certificates, pursuant to Articles  34  and  35 of  Law 6,404/76,  the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.

Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to sub-item 3.2 of these Bylaws.

3.5.

Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Executive Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the Board of Executive Officers.

4.1.

Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be.

4.2.

Management Compensation – The Management shall receive both remuneration and a participation in the net income. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Appointments and Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers. The latter participation shall correspond to a maximum of 10 (ten) per cent of the net income recorded in the balance sheet, not however exceeding the total annual compensation due to management for the fiscal period to which the said participation in net income relates.

Article 5 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

5.1.

The Board of Directors shall have at least five and at the most twenty members. Within these limitations, it is the responsibility of the General Meeting, which elects the Board of Directors to initially establish the number of Directors, which will comprise this body for each term of office.

5.2.

In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

5.3.	Should there be a vacant position on the Board of Directors, the remaining Directors may nominate a stockholder to complete the term of office of the substituted member.

5.4.

The term of office of the members of the Board of Directors is for one year as from the date it is elected by the General Meeting, extendable however until the date of the inauguration of the existing members’ successors.

5.5.	No individual may be elected to the position of Director who is 75 (seventy-five) years of age on the date of his/her election.

5.5.1.

Directors elected on April 26 2006 who, as of this date are already 70 (seventy) years of age, may, irrespective of age, be reelected for a further five terms of office, the latter restriction not applying, on the said date, to those holding the positions of Chairman and Vice Chairman.

5.6.	The Board of Directors, which is convened by the Chairman, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members

5.7.	It is incumbent on the Board of Directors to:

	I	to establish the general guidelines of the company;

	II.	to elect and remove from office the company’s Officers and establish their functions according to the provisions of these Bylaws;

III.

to supervise the administration of the Executive Officers, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

	IV.	to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

	V.	to opine on the report of the management and the Board of Executive Officers’ accounts;

	VI.	to chose and remove from office the independent auditors;

	VII.	to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;

VIII.	to decide on buy back operations on a non-permanent basis;

IX.	ratify the decisions of the Appointments and Compensation Committee;

X.	to make decisions on payment of interest on capital;

XI.

to elect and remove from office members of the Audit Committee, to approve the operational rules that this Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;

XII.

to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

Article 6 – APPOINTMENTS AND COMPENSATION COMMITTEE – It is incumbent upon the Appointments and Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders’ Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee: (i) to provide guidance on the policy of compensation for the Directors of the subsidiaries; (ii) to analyze and propose names for appointment to the Board of Executive Officers; (iii) to propose to the Board of Directors, members to hold positions on the Statutory Committees; (iv) to make known situations of potential conflict of interests related to the participation of members of the Board of Directors or the Board of Executive Officers on the statutory bodies of other corporations; (v) to propose criteria for evaluating the activities of the Board of Directors.

6.1.

The committee shall be composed of up to 7 (seven) members, one of whom shall be the CEO of the Board of Executive Officers, and the others, elected annually by the Board of Directors, to be appointed from among their peers. The presidency of the committee shall be exercised by the Chairman of the Board of Directors, it being incumbent on the Chairman to convene the respective meetings.

6.2.	The Committee shall deliberate on the basis of the majority vote of its members and such deliberations shall be considered final when ratified by the Board of Directors.

Article 7 - AUDIT COMMITTEE – The Audit Committee shall be responsible for evaluating the efficiency and reliability of the Internal Control System for Risk Management implemented by the Board of Executive Officers as well as supervising the compliance of the company’s operations and business with the legal requirements, and internal regulations the policy of the organization, the supervision of the internal audit activities and the monitoring of the independent audit as well as recommending to the Board of Directors the choice and removal of the independent auditors.

7.1.

The Audit Committee will comprise at least three members, elected annually by the Board of Directors from among its members, the Board of Directors being also responsible for appointing the Committee’s Chairman.

7.1.1.

It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and its connected companies, at least one of the Committee’s members having a proven knowledge of the accounting and auditing areas.

	7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3.

Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.

7.2.

The Audit Committee shall meet when convened by the Chairman and shall be responsible for: I) the quality and integrity of the processes involving accounting, financial statements and additional information; II) compliance with the prevailing legal and regulatory requirements; III) the independence and quality of the work carried out by the independent and internal audits.

7.3.

 The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

	7.3.1.	The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.

7.4.

At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

	7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8. – DISCLOSURE AND INSIDER TRADING COMMITTEE – The management of the  Corporate Policies of Disclosure of Material Facts and Procedure for Insider Trading shall be exercised by the Disclosure and Insider Trading Committee, in order to: (i) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital market entities; (ii) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation’s equities or other securities benchmarked against these same equities.

8.1.

It shall be incumbent on the Committee to permanently evaluate the guidelines and the procedures of the Policies of Procedures for Insider Trading as well as the said guidelines and procedures that shall be observed in the disclosure of material facts and in the maintenance of confidentiality of such information as set out in the Policy for Disclosure of Material Facts, as well as making prior examination of the content of press releases and counseling the Investor Relations Officer on actions to be taken in disclosing and disseminating the Policies.

8.2

. The Committee will be composed of the Investor Relations Director and between 2 (two) and 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive directors of Banco Itaú S.A. and Banco Itaú BBA S.A. In the event a vacancy occurs, the Board of Directors may nominate a substitute to terminate the respective term of office.

Article 9 - BOARD OF EXECUTIVE OFFICERS - The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

9.1.

The Board of Executive Officers shall comprise 5 (five) to 12 (twelve) members, to include the CEO and President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors, Legal Counsel, Managing Directors and Deputy Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.

9.2.

In the case of absence or incapacity of any Officer, the Board of Executive Officers will choose the interim deputy from among its members. The President will be substituted by one of the Senior Vice-Presidents in the former’s absence or incapacity.

9.3.	Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.

9.4.	The same Officer may be elected or designated either on an effective basis or on an interim basis to accumulate more than one position.

9.5.	The Officers will have mandates of 1 (one) year’s duration, are eligible for reelection and remain in their positions until their successors take office.

9.6.	A Officer who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.

Article 10 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

10.1.

Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors’ authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

10.2.

It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

10.3.	The Senior Vice-Presidents and the Executive Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.

10.4.	The Executive Officers are responsible for assisting the Senior Vice-Presidents and the Executive Vice-Presidents in performing their functions.

10.5.	The Legal Consultant is responsible for providing legal advice as it relates to the functions of the Board of Executive Officers.

10.6.	It is incumbent on the Managing Directors and Deputy Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.

Article 11 – ADVISORY BOARD – The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Board of Directors, with the responsibility of collaborating with the Board of Executive Officers through suggestions for solving problems when requested to do so.

11.1.	Should a vacant position arise on the Advisory Board, the Board of Directors may appoint a substitute for the remainder of the term of office.

11.2.	The amount of compensation allocated to the Advisory Board shall be established by the General Meeting, it being incumbent on the Board of Directors to regulate the use of the said amount.

Article 12 – INTERNATIONAL ADVISORY BOARD – The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

12.1.

The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Board of Directors, from the members of this body and the Board of Executive Officers and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Board of Directors may appoint a substitute to complete the term of office.

12.2.	It is incumbent on the Board of Directors to regulate the working of the International Advisory Board and appoint its President.

12.3.	The General Meeting shall establish the amount of compensation of the International Advisory Board, it being incumbent on the Board of Directors to regulate the use of this amount.

Article 13 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 14 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.

Article 15 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be raised and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 16 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

16.1.	before any other distribution, 5% (five per cent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

16.2.	the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 17 and the following norms:

	a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)

the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)

the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;

16.3.	the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 18, “ad referendum” of the General Meeting.

Article 17 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

17.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

17.2.	If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 18 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Associate Companies.

18.1.

The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 17.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

	a)	the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

	b)	equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

	c)	equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

	d)	originating from the credits corresponding to interim dividend payments (17.1).

18.2.

Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

18.3.

Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

18.4.

From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

18.5.

The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 19 - BENEFICIAL OWNERS – The company is prohibited from issuing shares of the Beneficial Owner type.

WE HEREBY CERTIFY THAT THIS IS A TRUE AND CORRECT COPY OF THE
RESTATED CORPORATE BYLAWS UP TO THE ORDINARY AND EXTRAORDINARY
GENERAL MEETING OF APRIL 26, 2006.

São Paulo-SP, April 26, 2006.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ROBERTO EGYDIO SETUBAL	CARLOS ROBERTO ZANELATO
President	Attorney in fact